United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

TRIBUNE COMPANY
(Name of the Issuer)

Tribune Company
Samuel Zell
EGI-TRB, L.L.C.
Sam Investment Trust
Tribune Employee Stock Ownership Plan
Tesop Corporation
(Name of Person(s) Filing Statement)

     Common Stock, Par Value $0.01 Per Share
(including the associated Preferred Share Purchase Rights)
(Title of Class of Securities)

896047 10 7
(CUSIP Number of Class of Securities)

Tribune Company	Samuel Zell	EGI-TRB, L.L.C.	Sam Investment	Tribune Employee	Tesop Corporation
435 North Michigan	Two North	Two North	Trust	Stock Ownership	c/o GreatBanc Trust
Avenue	Riverside Plaza,	Riverside Plaza,	c/o Chai Trust	Plan	Company
Chicago, Illinois	Suite 600	Suite 600	Company, LLC	c/o GreatBanc Trust	1301 West 22nd
60611	Chicago, Illinois	Chicago, Illinois	Two North	Company	Street, Suite 800
Attn: Crane Kenney	60606	60606	Riverside Plaza,	1301 West 22nd	Oak Brook, Illinois
(312) 222-9100	(312) 454-0100	Attn: Joseph M.	Suite 600	Street, Suite 800	60523
		Paolucci	Chicago, Illinois	Oak Brook, Illinois	Attn: Marilyn H.
		(312) 454-0100	60606	60523	Marchetti
			Attn: Joseph M.	Attn: Marilyn H.	(630) 572-5130
			Paolucci	Marchetti
			(312) 454-0100	(630) 572-5130

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Steven A. Rosenblum	Thomas A. Cole	Charles W. Mulaney, Jr.	Joseph P. Gromacki	Charles R. Smith
Wachtell, Lipton, Rosen	Larry A. Barden	Richard C. Witzel, Jr.	Jenner & Block LLP	K&L Gates
& Katz	Sidley Austin LLP	Skadden, Arps, Slate,	330 N. Wabash Avenue	Henry W. Oliver Building
51 West 52nd Street	One South Dearborn	Meagher & Flom, LLP	Chicago, Illinois 60611	535 Smithfield Street
New York, New York	Street	333 West Wacker Dr.	(312) 222-9350	Pittsburgh, PA 15222
10019	Chicago, Illinois 60603	Chicago, Illinois 60606		(412) 355-6500
(212) 403-1000	(312) 853-7000	(312) 407-0700

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or
Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1934.
c.	☐	A tender offer.
d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*

$4,176,757,677	$128,227

*	Calculated solely for purposes of determing the filing fee.

The maximum aggregate value was determined based upon the sum of (A) 118,282,175 shares of common stock multiplied by $34.00 per share; (B) options to purchase 5,586,083 shares of common stock with exercise prices less than $34.00 multiplied by $7.79 (which is the difference between $34.00 and the weighted average exercise price of such options of $26.21 per share); (C) restricted stock units with respect to 2,901,245 shares of common stock multiplied by $34.00 per share; and (D) share equivalents with respect to 382,523 shares of common stock multiplied by $34.00. In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying 0.00003070 by the sum calculated in the preceding sentence.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the
Form or Schedule and the date of its filing.

Amount Previously Paid: $128,227

Form or Registration No.: Schedule 14A—Preliminary Proxy Statement

Filing Parties: Tribune Company

Date Filed: June 1, 2007

INTRODUCTION

     This Amendment to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Final Amendment”) filed by Tribune Company (the “Company”), Samuel Zell (“Mr. Zell” or “Zell”), EGI-TRB, L.L.C. (the “Zell Entity”), Sam Investment Trust (“SIT”), the Tribune Employee Stock Ownership Plan (the “ESOP”) and Tesop Corporation (“Merger Sub”) amends and supplements the Rule 13e-3 Transaction Statement (the “Schedule 13E-3”) filed with the Securities and Exchange Commission (the “SEC”) by the Company, Mr. Zell, the Zell Entity, SIT, the ESOP and Merger Sub on June 4, 2007, as amended on July 13, 2007 and August 22, 2007. This Final Amendment also supplements the Rule 13e-3 Transaction Statement and amendments thereto filed with the SEC by the Company, Mr. Zell, the Zell Entity, SIT, the ESOP and Merger Sub under cover of Schedule 13E-3 that related to the Tender Offer Statement originally filed by the Company with the SEC on April 25, 2007 under cover of Schedule TO (such Rule 13e-3 Transaction Statement and Tender Offer Statement, as amended, being collectively referred to as the “Filing”), in connection with: (i) the Agreement and Plan of Merger, dated as of April 1, 2007 (the “Merger Agreement”), by and among the Company, a Delaware corporation, GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, which forms a part of the ESOP, Merger Sub, a Delaware corporation wholly owned by the ESOP, and, for limited purposes, the Zell Entity, a Delaware limited liability company wholly owned by SIT, a trust established for the benefit of Mr. Zell and his family; and (ii) the offer by the Company to purchase up to 126,000,000 shares of its common stock (including the associated rights to purchase Series A Junior Participating Preferred Stock), par value $0.01 per share (the “Company Common Stock”), at a price of $34.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 25, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the “Tender Offer”). The Tender Offer expired on May 24, 2007. This Final Amendment relates to the Merger Agreement, pursuant to which Merger Sub was merged with and into the Company on December 20, 2007 (the “Merger”), with the Company surviving and becoming wholly owned by the ESOP. The Merger is part of a series of transactions under which the ESOP and the Zell Entity have invested in the Company.

     This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Filing.

Item 15. Additional Information.

     Item 15(b) of the Schedule 13E-3 is hereby amended and supplemented by adding the following at the end thereof:

     On December 20, 2007, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub, a Delaware corporation wholly owned by the ESOP, was merged with and into the Company, with the Company continuing as the surviving corporation. As a result of the Merger, the Company has become a privately held company wholly owned by the ESOP, with the Zell Entity as an investor in the Company through a subordinated promissory note and a warrant to acquire common stock. The Merger became effective as of 12:02 p.m. Eastern Standard Time on December 20, 2007 (the “Effective Time”). At the Effective Time, (i) each issued and outstanding share of Company Common Stock, other than shares held by the ESOP or Merger Sub immediately prior to the effective time of the Merger, shares held by the Company immediately prior to the effective time of the Merger (in each case, other than shares held on behalf of third parties) and shares held by shareholders who validly exercised appraisal rights, was automatically converted into the right to receive $34.00 in cash, without interest and less any applicable withholding taxes, and (ii) the separate corporate existence of Merger Sub ceased and the Company became wholly owned by the ESOP.

     Immediately prior to the Effective Time, the Company repaid the $200 million exchangeable promissory note, plus accrued interest thereon, held by the Zell Entity and immediately following the Effective Time, the Zell Entity purchased from the Company, for an aggregate of $315 million, a $225 million unsecured subordinated promissory note (the “Subordinated Note”) and a 15-year warrant (the “Warrant”) to purchase 43,478,261 shares of Company Common Stock (subject to adjustment), representing approximately 40% of the economic equity interest in the Company following the Merger on a fully-diluted basis. Thereafter, the Zell Entity assigned a minority interest in the Subordinated Note and Warrant to certain permitted assignees. The Warrant has an initial aggregate exercise price of $500 million, increasing by $10 million per year for the first ten years of the Warrant, for a maximum aggregate exercise price of $600 million (subject to adjustment). The Subordinated Note and the Warrant are attached hereto as Exhibits (d)(45) and (d)(46), respectively, and are incorporated herein by reference.

     As a result of the Merger, the registration under the Securities Exchange Act of 1934, as amended, of the Company Common Stock will be terminated upon application to the Securities and Exchange Commission. In addition, the Company Common Stock will no longer be listed on any exchange or quotation system, including the New York Stock Exchange.

Item 16. Exhibits.

     Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding the following exhibit:

(a)(5)(Q)	Press Release, dated December 20, 2007
(d)(45)	Subordinated Promissory Note, dated December 20, 2007, issued by Tribune Company to EGI-TRB, L.L.C.
(d)(46)	Warrant to Purchase Shares of Common Stock, dated December 20, 2007, issued by Tribune Company to EGI-TRB,
L.L.C.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	December 20, 2007	TRIBUNE COMPANY

		By:	/s/ Crane H. Kenney
		Name:	Crane H. Kenney
		Title:	Senior Vice President, General
Counsel and Secretary

Dated:	December 20, 2007	TRIBUNE EMPLOYEE STOCK OWNERSHIP PLAN

		By:	GreatBanc Trust Company, as Trustee

		By:	/s/ Marilyn H. Marchetti
		Name:	Marilyn H. Marchetti
		Title:	Senior Vice President

Dated:	December 20, 2007	TESOP CORPORATION

		By:	/s/ Marilyn H. Marchetti
		Name:	Marilyn H. Marchetti
		Title:	President

Dated:	December 20, 2007	SAMUEL ZELL

/s/ Samuel Zell
Samuel Zell

Dated:	December 20, 2007	EGI-TRB, L.L.C.

		By:	/s/ Philip G. Tinkler
		Name:	Philip G. Tinkler
		Title:	Vice President

Dated:	December 20, 2007	SAM INVESTMENT TRUST

		By:	Chai Trust Company, LLC, as Trustee

		By:	/s/ James G. Bunegar
		Name:	James G. Bunegar
		Title:	Vice President

Exhibit Index

(a)(1)(A)*	Offer to Purchase, dated April 25, 2007 (which was subsequently amended by Schedules TO filed by the Company on May 11, 2007; May 17, 2007; May 17, 2007; May 22, 2007; and May 24, 2007).
(a)(1)(B)*	Letter of Transmittal including Guidelines for Certification of Taxpayer Identification Number on
Substitute Form W-9.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated
April 25, 2007.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
Nominees, dated April 25, 2007.
(a)(1)(F)*	Form of Summary Advertisement, dated April 25, 2007.
(a)(1)(G)*	Form of Letter from Tribune Company to Participants in the Tribune Company Employee Stock
Purchase Plan, dated April 25, 2007.
(a)(1)(H)*	Form of Letter from the Northern Trust Company to Participants in the Tribune Company
Retirement Plans, dated April 25, 2007.
(a)(2)(A)	Definitive Proxy Statement of Tribune Company, incorporated by reference to the Definitive Proxy
Statement on Schedule 14A filed by Tribune Company with the Securities and Exchange
Commission on July 13, 2007.
(a)(2)(B)	Form of Proxy Card, incorporated by reference to the Form of Proxy Card filed by Tribune
Company, together with the Definitive Proxy Statement, with the Securities and Exchange
Commission on July 13, 2007.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(A)*	First Amended Complaint filed in the Superior Court of California, Los Angeles County, captioned
Garamella v. FitzSimons, et al., Case No. BC362110, filed on April 4, 2007.
(a)(5)(B)*	Complaint filed in the Chancery Division of the Circuit Court of Cook County, Illinois, captioned
Simpson v. Tribune Co., et al., Case No. 07CH9519, filed on April 5, 2007.
(a)(5)(C)**	Tender Offer Employee Questions and Answers, made available April 25, 2007.
(a)(5)(D)**	Press Release, dated April 25, 2007.
(a)(5)(E)**	Tender Offer Employee Questions and Answers, made available April 26, 2007.
(a)(5)(F)***	Transcript of a video message addressed to Tribune employees on April 27, 2007.
(a)(5)(G)***	Tender Offer Employee Questions and Answers, made available April 27, 2007.
(a)(5)(H)****	Tender Offer Employee Question and Answer, made available May 1, 2007.
(a)(5)(I)*****	Tender Offer Employee Questions and Answers, made available May 4, 2007.
(a)(5)(J)	Press Release of Tribune Company, dated May 9, 2007, incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on
May 10, 2007.
(a)(5)(K)*******	Tender Offer Employee Questions and Answers, made available May 16, 2007.
(a)(5)(L)********	Tender Offer Employee Question and Answer, made available May 22, 2007.
(a)(5)(M)**********	Press Release, dated May 25, 2007.
(a)(5)(N)**********	E-mail Message from Dennis J. FitzSimons to Tribune Employees, dated May 25, 2007.
(a)(5)(O)***********	Press Release, dated May 31, 2007.
(a)(5)(P)	Press Release, dated August 21, 2007 (incorporated by reference to Exhibit 99.1 of the Company’s
Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 21,
2007).

(a)(5)(Q)	Press Release, dated December 20, 2007
(b)(1)(A)	Amended and Restated First Step Commitment Letter, dated as of April 5, 2007, by and among
Tribune Company, J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Merrill Lynch Capital
Corporation, Citigroup Global Markets Inc., Banc of America Securities LLC and Bank of America,
N.A., incorporated by reference to Exhibit 10.10 of the Company’s Current Report on Form 8-K, as
filed with the Securities and Exchange Commission on April 5, 2007.
(b)(1)(B)	Amended and Restated Second Step Commitment Letter, dated as of April 5, 2007, by and among
Tribune Company, J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Merrill Lynch Capital
Corporation, Citigroup Global Markets Inc., Banc of America Securities LLC, Banc of America
Bridge LLC and Bank of America, N.A., incorporated by reference to Exhibit 10.11 of the
Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on
April 5, 2007.
(b)(2)(A)*	Exhibit A to Amended and Restated First Step Commitment Letter, dated as of April 5, 2007, by and among Tribune Company, J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Merrill Lynch
Capital Corporation, Citigroup Global Markets Inc., Banc of America Securities LLC and Bank of
America, N.A.
(b)(2)(B)*	Exhibit A to Amended and Restated Second Step Commitment Letter, dated as of April 5, 2007, by and among Tribune Company, J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Merrill
Lynch Capital Corporation, Citigroup Global Markets Inc., Banc of America Securities LLC, Banc
of America Bridge LLC and Bank of America, N.A.
(b)(3)	Credit Agreement, dated as of May 17, 2007, by and among Tribune Company, as borrower, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, Merrill Lynch Capital
Corporation, as syndication agent, Citicorp North America, Inc., Bank of America, N.A. and
Barclays Bank plc, as co-documentation agents, and J.P. Morgan Securities Inc., Merrill Lynch,
Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Banc of America Securities
LLC, as joint lead arrangers and joint bookrunners, incorporated by reference to Exhibit 4.1 of the
Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on
May 17, 2007.
(b)(4)	Amendment No. 1 to Credit Agreement, dated as of June 4, 2007, by and among Tribune Company, as borrower, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, Merrill
Lynch Capital Corporation, as syndication agent, Citicorp North America, Inc., Bank of
America, N.A., and Barclays Bank plc, as co-documentation agents, and J.P. Morgan Securities Inc.,
Merrill Lynch, Pierce, Fenner and Smith Incorporated, Citigroup Global Markets Inc. and Banc of
America Securities LLC, as joint lead arrangers and joint bookrunners, incorporated by reference to
Exhibit 4.1 of the Company’s Current Report on Form 8-K, as filed with the Securities and
Exchange Commission on June 5, 2007.
(c)(1)*	Opinion of Morgan Stanley & Co. Incorporated, dated April 1, 2007.
(c)(2)*	Opinion of Merrill Lynch & Co., dated April 1, 2007.
(c)(3)*	Excerpt from financial analysis presentation materials, dated February 12, 2007, prepared by Merrill
Lynch & Co. and Citigroup Global Markets Inc., for the Committee of Independent Directors of the
Board of Directors of Tribune.
(c)(4)*	Excerpt from financial analysis presentation materials, dated February 24, 2007, prepared by Merrill
Lynch & Co. and Citigroup Global Markets Inc., for the Committee of Independent Directors of the
Board of Directors of Tribune.
(c)(5)*	Financial analysis presentation materials, dated March 21, 2007, prepared by Merrill Lynch & Co.
and Citigroup Global Markets Inc., for the Committee of Independent Directors of the Board of
Directors of Tribune.
(c)(6)*	Financial analysis presentation materials, dated March 30, 2007, prepared by Merrill Lynch & Co.
and Citigroup Global Markets Inc., for the Committee of Independent Directors of the Board of
Directors of Tribune.
(c)(7)*	Financial analysis presentation materials, dated March 21, 2007, prepared by Morgan Stanley & Co.
Incorporated, for the Committee of Independent Directors of the Board of Directors of Tribune.

(c)(8)*	Financial analysis presentation materials, dated March 30, 2007, prepared by Morgan Stanley & Co.
Incorporated, for the Committee of Independent Directors of the Board of Directors of Tribune.
(c)(9)*	Financial analysis presentation materials, dated March 30, 2007, prepared by Morgan Stanley & Co.
Incorporated, for the Committee of Independent Directors of the Board of Directors of Tribune.
(c)(10)*	Financial analysis presentation materials, dated April 1, 2007, prepared by Morgan Stanley & Co.
Incorporated, for the Committee of Independent Directors of the Board of Directors of Tribune.
(c)(11)******	Opinion of Valuation Research Corporation, dated May 9, 2007.
(c)(12)******	Tribune Company Solvency Opinion Analysis, dated May 9, 2007, prepared by Valuation Research
Corporation for the Board of Directors of Tribune.
(c)(13)*********	Opinion of Valuation Research Corporation, dated May 24, 2007.
(d)(1)	Agreement and Plan of Merger, dated as of April 1, 2007, by and among Tribune Company, Tesop
Corporation, GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, which forms a part of the Tribune
Employee Stock Ownership Plan and EGI-TRB, L.L.C. (solely for the limited purposes of
Section 8.12 thereof), incorporated by reference to Exhibit 10.1 of the Company’s Current Report on
Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(2)	Registration Rights Agreement, dated as of April 1, 2007, by and among Tribune Company,
EGI-TRB, L.L.C. and GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, which forms a part of the Tribune
Employee Stock Ownership Plan, incorporated by reference to Exhibit 4.1 of the Company’s Current
Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(3)	Registration Rights Agreement, dated as of April 1, 2007, by and between Tribune Company and each of Chandler Trust No. 1 and Chandler Trust No. 2, incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(4)	Securities Purchase Agreement, dated as of April 1, 2007, by and among Tribune Company,
EGI-TRB, L.L.C. and Samuel Zell, incorporated by reference to Exhibit 10.2 of the Company’s
Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5,
2007.
(d)(5)	Form of Subordinated Exchangeable Promissory Note of Tribune Company, incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(6)	Form of Subordinated Promissory Note of Tribune Company, incorporated by reference to
Exhibit 10.4 of the Company’s Current Report on Form 8-K, as filed with the Securities and
Exchange Commission on April 5, 2007.
(d)(7)	Form of Warrant Agreement, incorporated by reference to Exhibit 10.5 of the Company’s Current
Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(8)	ESOP Purchase Agreement, dated as of April 1, 2007, by and between Tribune Company and
GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the
Tribune Employee Stock Ownership Trust, a separate trust created under the Tribune Employee
Stock Ownership Plan, incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(9)	ESOP Loan Agreement, dated as of April 1, 2007, by and between Tribune Company and GreatBanc
Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune
Employee Stock Ownership Trust, which implements and forms a part of the Tribune Employee
Stock Ownership Plan, incorporated by reference to Exhibit 10.7 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(10)	ESOP Note, dated as of April 1, 2007, executed by GreatBanc Trust Company, not in its individual or corporate capacity, but solely in its capacity as trustee of the Tribune Employee Stock Ownership
Trust, which implements and forms a part of the Tribune Employee Stock Ownership Plan in favor of Tribune Company, incorporated by reference to Exhibit 10.8 of the Company’s Current Report on
Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.

(d)(11)	ESOP Pledge Agreement, dated as of April 1, 2007, between the Company and GreatBanc Trust
Company, not in its individual or corporate capacity but solely in its capacity as trustee of the
Tribune Employee Stock Ownership Trust, which forms a part of the Tribune Employee Stock
Ownership Plan, incorporated by reference to Exhibit 10.9 of the Company’s Current Report on
Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(12)	Investor Rights Agreement, dated as of April 1, 2007, by and among Tribune Company, EGI-TRB,
L.L.C. and GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, which forms a part of the Tribune
Employee Stock Ownership Plan, incorporated by reference to Exhibit 10.12 of the Company’s
Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5,
2007.
(d)(13)	Voting Agreement, dated as of April 1, 2007, by and among Tribune Company, and each of
Chandler Trust No. 1 and Chandler Trust No. 2, incorporated by reference to Exhibit 10.13 of the
Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on
April 5, 2007.
(d)(14)	Tribune Employee Stock Ownership Plan, incorporated by reference to Exhibit 10.14 of the
Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on
April 5, 2007.
(d)(15)	Tribune Employee Stock Ownership Trust, dated April 1, 2007, by and between Tribune Company and GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the
Tribune Employee Stock Ownership Trust, incorporated by reference to Exhibit 10.15 of the
Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on
April 5, 2007.
(d)(16)	Rights Agreement between Tribune Company and First Chicago Trust Company of New York, as
Rights Agent, dated as of December 12, 1997, incorporated by reference from Exhibit 4.1 of the
Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and
Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 1 to Current
Report on Form 8-K, dated December 12, 1997.
(d)(17)	Amendment No. 1, dated as of June 12, 2000, to the Rights Agreement between Tribune Company and First Chicago Trust Company of New York, as Rights Agent, incorporated by reference from
Exhibit 4.1a of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from
Exhibit 4.1 to Current Report on Form 8-K, dated June 12, 2000.
(d)(18)	Amendment No. 2, dated as of September 21, 2006, to the Rights Agreement between Tribune
Company and Computershare Trust Company, N.A. (formerly known as EquiServe Trust Company,
N.A., formerly known as First Chicago Trust Company of New York), as Rights Agent, incorporated by reference from Exhibit 4.1 to Current Report on Form 8-K, dated September 22, 2006.
(d)(19)	Amendment No. 3, dated as of April 1, 2007, to the Rights Agreement between Tribune Company and Computershare Trust Company, N.A. (formerly known as EquiServe Trust Company, N.A., formerly known as First Chicago Trust Company of New York), as Rights Agent, as amended by
Amendment No. 1, dated as of June 12, 2000, and Amendment No. 2, dated as of September 21,
2006, incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K, as
filed with the Securities and Exchange Commission on April 5, 2007.
(d)(20)	Tribune Company Supplemental Retirement Plan, as amended and restated October 18, 2006, incorporated by reference from Exhibit 10.1 of the Company’s Form 10-K for the fiscal year ended
December 31, 2006, as filed with the Securities and Exchange Commission on February 26, 2007,
incorporating by reference from Exhibit 10.3 to Current Report on Form 8-K, dated October 18,
2006.
(d)(21)	Tribune Company Directors’ Deferred Compensation Plan, as amended and restated effective as of
January 1, 2005, incorporated by reference from Exhibit 10.2 of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on
February 28, 2006, incorporating by reference from Exhibit 10.2 to Current Report on Form 8-K, dated December 22, 2005.

(d)(22)	The Times Mirror Company Deferred Compensation Plan for Non-Employee Directors,
incorporated by reference from Exhibit 10.3 of the Company’s Form 10-K for the fiscal year ended
December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006,
incorporating by reference from Exhibit 10.7 to The Times Mirror Company’s Annual Report on
Form 10-K as filed March 29, 1995.
(d)(23)	Tribune Company Bonus Deferral Plan, as amended and restated as of October 18, 2006, incorporated by reference from Exhibit 10.4 of the Company’s Form 10-K for the fiscal year ended
December 31, 2006, as filed with the Securities and Exchange Commission on February 26, 2007,
incorporating by reference from Exhibit 10.1 to Current Report on Form 8-K, dated October 18,
2006.
(d)(24)	Tribune Company 1992 Long-Term Incentive Plan, effective as of April 29, 1992, as amended
April 19, 1994, incorporated by reference from Exhibit 10.5 of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on
February 28, 2006, incorporating by reference from Exhibit 10.11 to Annual Report on Form 10-K as filed March 22, 1995.
(d)(25)	First Amendment to Tribune Company 1992 Long-Term Incentive Plan, effective October 24, 2000, incorporated by reference from Exhibit 10.5a of the Company’s Form 10-K for the fiscal year ended
December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006,
incorporating by reference from Exhibit 10.6a to Annual Report on Form 10-K as filed March 27,
2001.
(d)(26)	Tribune Company Executive Financial Counseling Plan, effective October 19, 1988, as amended
January 1, 1994, incorporated by reference from Exhibit 10.6 of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on
February 28, 2006, incorporating by reference from Exhibit 10.13 to Annual Report on Form 10-K as filed March 23, 1994.
(d)(27)	Tribune Company Transitional Compensation Plan for Executive Employees, amended and restated
effective as of July 19, 2006, incorporated by reference from Exhibit 10.7 of the Company’s
Form 10-K for the fiscal year ended December 31, 2006, as filed with the Securities and Exchange
Commission on February 26, 2007.
(d)(28)	Tribune Company Supplemental Defined Contribution Plan, as amended and effective as of
October 18, 2006, incorporated by reference from Exhibit 10.8 of the Company’s Form 10-K for the fiscal year ended December 31, 2006, as filed with the Securities and Exchange Commission on
February 26, 2007, incorporating by reference from Exhibit 10.2 to Current Report on Form 8-K, dated October 18, 2006.
(d)(29)	Tribune Company Employee Stock Purchase Plan, as amended and restated July 27, 1999, incorporated by reference from Exhibit 10.9 of the Company’s Form 10-K for the fiscal year ended
December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006,
incorporating by reference from Exhibit 10.10 to Annual Report on Form 10-K as filed March 16,
2000.
(d)(30)	First Amendment to Tribune Company Employee Stock Purchase Plan, as amended and restated
July 27, 1999, incorporated by reference from Exhibit 10.9a of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on
February 28, 2006, incorporating by reference from Exhibit 10.10a to Quarterly Report on
Form 10-Q for the quarter ended September 24, 2000.
(d)(31)	Second Amendment to Tribune Company Employee Stock Purchase Plan, effective as of May 7,
2002, incorporated by reference from Exhibit 10.9b of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28,
2006, incorporating by reference from Exhibit 10.8b to Annual Report on Form 10-K as filed
March 12, 2003.
(d)(32)	Tribune Company 1995 Non-employee Director Stock Option Plan, as amended and restated
effective December 9, 2003, incorporated by reference from Exhibit 10.10 of the Company’s
Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange
Commission on February 28, 2006, incorporating by reference from Exhibit 10.9 to Annual Report on Form 10-K as filed February 27, 2004.

(d)(33)	Tribune Company 1996 Non-employee Director Stock Compensation Plan, as amended and restated
effective January 1, 2005, incorporated by reference from Exhibit 10.11 of the Company’s
Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange
Commission on February 28, 2006, incorporating by reference from Exhibit 10.4 to Current Report of Form 8-K dated December 22, 2005.
(d)(34)	Tribune Company Incentive Compensation Plan, as amended and restated effective May 12, 2004, incorporated by reference from Exhibit 10.12 of the Company’s Form 10-K for the fiscal year ended
December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006,
incorporating by reference from Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarter ended June 27, 2004.
(d)(35)	Form of Notice of Grant and Stock Option Term Sheet, incorporated by reference from
Exhibit 10.12a of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to Current Report on Form 8-K dated February 11, 2005.
(d)(36)	Form of Restricted Stock Unit Award Notice, incorporated by reference from Exhibit 10.12b of the
Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and
Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to
Current Report on Form 8-K dated February 21, 2006.
(d)(37)	The Times Mirror Company 1997 Directors Stock Option Plan, incorporated by reference from
Exhibit 10.13 of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.15 to The Times Mirror Company’s Annual Report on Form 10-K as filed March
18, 1997.
(d)(38)	Limited Liability Company Agreement of TMCT, LLC, dated August 8, 1997, incorporated by reference from Exhibit 10.14 of the Company’s Form 10-K for the fiscal year ended December 25,
2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to The Times Mirror Company’s Current Report on Form 8-K, dated
August 8, 1997.
(d)(39)	Lease Agreement between TMCT, LLC and Times Mirror, dated August 8, 1997, incorporated by reference from Exhibit 10.15 of the Company’s Form 10-K for the fiscal year ended December 25,
2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.4 to The Times Mirror Company’s Current Report on Form 8-K, dated
August 8, 1997.
(d)(40)	Amended and Restated Limited Liability Company Agreement of TMCT II, LLC, dated
September 3, 1999, incorporated by reference from Exhibit 10.16 of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on
February 28, 2006, incorporating by reference from Exhibit 10.1 to The Times Mirror Company’s
Current Report on Form 8-K, dated September 3, 1999.
(d)(41)	First Amendment to Amended and Restated Limited Liability Agreement of TMCT II, LLC, dated as of August 14, 2000, incorporated by reference from Exhibit 10.16a of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.17a to Annual Report on
Form 10-K as filed March 27, 2001.
(d)(42)	Second Amendment to Amended and Restated Limited Liability Agreement of TMCT II, LLC,
dated as of August 1, 2002, incorporated by reference from Exhibit 10.16b of the Company’s
Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange
Commission on February 28, 2006, incorporating by reference from Exhibit 10.14b to Annual
Report on Form 10-K, as filed March 12, 2003.
(d)(43)	Subordinated Exchangeable Promissory Note of Tribune Company, dated April 23, 2007, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 24, 2007.
(d)(44)	Letter Agreement, dated April 23, 2007, among Tribune Company, EGI-TRB, L.L.C. and Samuel
Zell, incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K, as
filed with the Securities and Exchange Commission on April 24, 2007.

(d)(45)	Subordinated Promissory Note, dated December 20, 2007, issued by Tribune Company to
EGI-TRB, L.L.C.
(d)(46)	Warrant to Purchase Shares of Common Stock, dated December 20, 2007, issued by Tribune Company to
EGI-TRB, L.L.C.
(f)	Section 262 of the Delaware General Corporation Law, attached as Annex D to the Proxy Statement.
(g)	Not Applicable.

________________________________
*	Previously filed on the Filing on April 25, 2007.

**	Previously filed on Amendment No. 1 to the Filing on April 26, 2007.

***	Previously filed on Amendment No. 2 to the Filing on April 27, 2007.

****	Previously filed on Amendment No. 3 to the Filing on May 1, 2007.

*****	Previously filed on Amendment No. 4 to the Filing on May 4, 2007.

******	Previously filed on Amendment No. 5 to the Filing on May 11, 2007.

*******	Previously filed on Amendment No. 6 to the Filing on May 17, 2007.

********	Previously filed on Amendment No. 8 to the Filing on May 22, 2007.

*********	Previously filed on Amendment No. 10 to the Filing on May 24, 2007.

**********	Previously filed on Amendment No. 11 to the Filing on May 25, 2007.

***********	Previously filed on Amendment No. 12 to the Filing on May 31, 2007.